AB 3/5

SECUR ... SION

07002065

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

336 4th Ave, Suite 5
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco 412-391-7077
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally + Co, LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Ste 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/6

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Capital Corp, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

NOTARIAL SEAL
Stacey M Hohman, Notary Public
Pittsburgh City, Alleghany County
My commission expires February 07, 2009

Signature

CFO
Title

Stacey Hohman
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of
Mid Atlantic Capital Group, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

CONTENTS

Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

Mid Atlantic Financial Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying balance sheets of **Mid Atlantic Financial Management, Inc.**, a wholly owned subsidiary of Mid Atlantic Capital Group, Inc., as of December 31, 2006 and 2005, and the related statements of operations and accumulated deficit, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Mid Atlantic Financial Management, Inc.** as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Lally, Lally & Co. LLC

February 12, 2007

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
BALANCE SHEETS
DECEMBER 31, 2006 AND 2005

ASSETS	2006	2005
Current Assets		
Cash	$ 217,704	$ 115,944
Accounts Receivable	103,912	310,036
Other Current Assets	345,627	428,566
Total Current Assets	667,243	854,546
Property and Equipment - Net	10,192	51,676
Partnership Investments	496,441	480,403
Total Assets	$ 1,173,876	$ 1,386,625

LIABILITIES AND STOCKHOLDER'S EQUITY	2006	2005
Current Liabilities		
Accounts Payable	$ 26,152	$ 53,194
Payable to Parent Company	576,955	319,820
Deferred Revenue	449,166	378,629
Other Accrued Expenses	58,659	114,653
Total Current Liabilities	1,110,932	866,296
Stockholder's Equity		
Common Stock - $1 Par Value, 100 Shares Authorized, Issued and Outstanding	100	100
Additional Paid-In Capital	628,878	628,878
Accumulated Deficit	(566,034)	(108,649)
Total Stockholder's Equity	62,944	520,329
Total Liabilities and Stockholder's Equity	$ 1,173,876	$ 1,386,625

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
Revenue		
Investment Advisory Fees	$ 7,904,984	$ 7,199,738
Financial Planning, Consulting, and Administrative Fees	17,496	17,496
Total Revenue	7,922,480	7,217,234
Operating Expenses		
Associated Persons and Solicitor Compensation	4,260,705	3,657,078
Investment Manager Fees	1,540,680	1,472,420
General and Administrative Expenses	2,637,761	2,178,993
Total Operating Expenses	8,439,146	7,308,491
Loss From Operations	(516,666)	(91,257)
Other Income (Loss)		
Interest and Investment Income (Loss)	59,281	(3,051)
Net Loss	(457,385)	(94,308)
Accumulated Deficit - Beginning	(108,649)	(14,341)
Accumulated Deficit - Ending	$ (566,034)	$ (108,649)

The accompanying notes are an integral part of these financial statements.

MID ATLANTIC FINANCIAL MANAGEMENT, INC.
(A Wholly Owned Subsidiary of Mid Atlantic Capital Group, Inc.)
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
OPERATING ACTIVITIES		
Net Loss	$ (457,385)	$ (94,308)
Noncash Items Included in Net Loss		
Depreciation	41,484	74,172
Investment (Income) Loss	(48,845)	5,717
Changes In		
Accounts Receivable and Other Assets	289,063	(150,116)
Accounts Payable and Other Accrued Expenses	(83,036)	(319,715)
Deferred Revenue	70,537	(18,177)
Net Cash From Operating Activities	(188,182)	(502,427)
INVESTING ACTIVITIES		
Purchases of Investments	0	(25,000)
Proceeds from Redemption of Investments	32,807	0
Receivable From Parent Company	0	224,886
Net Cash From Investing Activities	32,807	199,886
FINANCING ACTIVITIES		
Payable to Parent Company	257,135	319,820
Net Increase in Cash	101,760	17,279
Cash - Beginning	115,944	98,665
Cash - Ending	$ 217,704	$ 115,944

The accompanying notes are an integral part of these financial statements.

1 – ORGANIZATION

Mid Atlantic Financial Management, Inc. (the Company) was incorporated under the laws of the Commonwealth of Pennsylvania on September 1, 1983. The Company is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (Parent), a Delaware corporation.

The Company operates as an investment advisor registered with the U.S. Securities and Exchange Commission. The Company provides investment advice, financial planning, consulting, and administrative services primarily to individual investors located throughout the United States.

2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of Mid Atlantic Financial Management, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Estimates Used

The Company uses estimates and assumptions in preparing financial statements in accordance with U.S. generally accepted accounting principles. Those estimates and assumptions may affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. The Company's significant estimates are primarily associated with the value of its partnership investments. Actual results could vary from the estimates that were used.

Cash

The Company maintains its cash in a bank located in Pittsburgh, Pennsylvania. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed this limit. The Company has not experienced any losses associated with these balances.

Accounts Receivable

The Company provides an allowance for doubtful accounts. In the opinion of management, no allowance was deemed necessary at December 31, 2006 and 2005.

Depreciation

Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. Expenditures that increase the economic useful lives of the assets are capitalized. General repairs and maintenance are charged to expense as incurred.

2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Advisory Fees

Investment advisory fees charged to customers are billed quarterly, but are recognized as earned on a pro rata basis. Unearned fees are included in the accompanying balance sheets under the caption "deferred revenue."

Associated Persons and Solicitor Compensation

Fees are paid to associated persons and solicitors based upon negotiated percentages of fees generated. Fees that have been paid, which relate to deferred revenues, are not recognized as expense until the revenue is recognized as earned. These amounts are reflected in the accompanying balance sheets under the caption "other current assets." Unpaid fees due to associated persons and solicitors are reflected in the accompanying balance sheets under the caption "other accrued expenses."

Income Taxes

The Company has elected treatment as a qualified subchapter S subsidiary of its Parent (QSub) for federal and state income taxation purposes. As a QSub, the Company's operating results are combined with its Parent's (an "S" Corporation) income tax returns. This election relieves the Company of most federal and state income tax liability, with its income being taxable directly to its Parent's stockholder.

3 – PROPERTY AND EQUIPMENT

The Company's property and equipment consisted of the following at December 31:

	2006	2005
Equipment	$ 146,166	$ 693,835
Furniture	30,396	307,895
Leasehold Improvements	170,243	170,244
Artwork	22,721	22,721
	369,526	1,194,695
Accumulated Depreciation	(359,334)	(1,143,019)
	$ 10,192	$ 51,676

In 2006, the Company recognized a write-down of fully depreciated property and equipment that was no longer in service. The property and equipment had an original cost of approximately $825,200 and no net book value. The write-down had no effect on 2006 operating results.

Depreciation expense was approximately $41,500 in 2006 and $74,200 in 2005.

4 – RELATED PARTY TRANSACTIONS

Overhead and Other Costs

A significant portion of the Company's general and administrative expense consists of overhead cost allocations from its Parent. However, certain operating expenses specific to the Company are normally incurred and recognized directly by the Company. The Parent incurs the majority of payroll and related taxes, rents, office and other expenses on behalf of itself and its various subsidiaries (the Group). These overhead costs are shared by the subsidiaries based on an allocation of Group compensation among the Parent and its subsidiaries or by other cost allocation methods. The Company recognized payroll, rents, office, and other expenses under this overhead cost arrangement of approximately $2.4 million in 2006 and $1.9 million in 2005.

Investment Advisory Fees

The Company generally charges its clients an investment advisory fee calculated at a flat percentage of assets under management. Certain of these investment advisory fees are for periodic investment monitoring and reporting services, third party investment advisory charges, and investment transaction clearing and execution charges incurred by Mid Atlantic Capital Corporation, a registered securities broker-dealer, and a wholly owned subsidiary of the Parent. These expenses have been allocated to the Company through the Parent. For the years ended December 31, 2006 and 2005, these expenses totaled approximately $193,000 and $208,000, respectively.

The Company has investments in partnerships that have been organized by the Group. The Company charges quarterly management fees to these partnerships based on each limited partner's beginning capital account for the quarter. The ownership interest in these partnerships at December 31, 2006, approximate fees charged for 2006 and 2005, and approximate annual fee percentage are detailed as follows:

Partnership Name	Ownership Interest	2006 Annual Fee Charged	2005 Annual Fee Charged	Annual Fee %
Absolute Return Partners, L.P. (ARP)	0.00%	$ 0	$ 24,300	.50% - 1.50%
Circle Quadrivium Partners, L.P. (CQ)	0.00%	$ 0	$ 36,700	.50% - 1.25%
Diversified Capital Partners (DCP)	0.44%	$ 71,155	$ 66,618	1.95%
Healthcare Investment Opportunities Fund, L.P. (HIOF)	1.06%	$ 40,755	$ 81,910	1.25%
MAPS Charter Fund L.P. (MAPS)	0.00%	$ 0	$ 113,990	1.00%
Mayfield Investment Partners, L.P. (MIP)	0.89%	$ 0	$ 44,470	1.00%
Mid Atlantic Securities Partnership (MASP)	0.21%	$ 79,107	$ 0	
Minuit Opportunity Fund L.P. (Minuit)	0.00%	$ 0	$ 60,200	1.25%
Parkland Investment Partners, L.P.	0.00%	$ 0	$ 66,300	1.50%
Select Opportunity Fund, L.P. (SO)	1.85%	$ 196,171	$ 0	.50% - 1.50%

4 – RELATED PARTY TRANSACTIONS (CONTINUED)

Partnership Investments

Partnership Investments consist of various general partner ownership interests of less than 20% in MAPS, DCP, MASP, HIOF, Minuit, MIP, SO, CQ, and ARP, which are private investment partnerships. As the general partner of these partnerships, the Company has restrictions on when its general partnership interests can be sold. These investments are carried at fair value and totaled approximately $496,400 and $480,400 at December 31, 2006 and 2005 respectively.

Receivable/Payable to Parent Company

Amounts receivable or due to the Parent company, principally resulting from allocated overhead cost charges, are reflected as current assets or liabilities in the accompanying balance sheets. These balances are non-interest bearing and have no fixed repayment terms.

END